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                              August 9, 2022

       Shaosen Cheng
       Chief Executive Officer
       Golden Path Acquisition Corp
       100 Park Avenue
       New York, NY 10017

                                                        Re: Golden Path
Acquisition Corp
                                                            PREM14A filed
August 5, 2022
                                                            File No. 001-40519

       Dear Mr. Cheng:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       PREM14A Filed August 5, 2022

       Questions and Answers About the Business Combination and the Extraordinary General Meeting
       When is the Business Combination expected to occur?, page 7

   1. Clarify what the original deadline for the Business Combination was and that the Merger
                                                        Agreement was recently
amended to extend the deadline to December 31, 2022.
       What happens if the Business Combination is not consummated?, page 8

   2. Revise the answer to this question to clarify the number of times that the deadline to consummate a business
combination has been extended, and how the company has
                                                        approved such
extensions.
 Shaosen Cheng
FirstName
Golden PathLastNameShaosen
            Acquisition CorpCheng
Comapany
August     NameGolden Path Acquisition Corp
       9, 2022
August
Page 2 9, 2022 Page 2
FirstName LastName
Summary of the Proxy Statement
The Parties to the Business Combination
Golden Path Acquisition Corporation, page 10

3. Update this section to clarify how many times the deadline to consummate a business combination has been extended beyond the original June 21, 2022 deadline. In addition, disclose that the Merger Agreement was recently amended to extend the deadline to
         December 31, 2022. Clarify whether the Board has had to take any additional steps other than a vote to extend (such as monies paid into the Trust) to amend the one year deadline.
The Business Combination and Merger Agreement, page 17

4. Highlight that the Merger Agreement was recently amended and describe what was changed.
Domestic Issuer Status, page 18

5.       Update the company's domestic issuer status.
Risk Factors
If New Golden Path cannot satisfy, or continue to satisfy, the initial listing requirements..., page
72

6. In light of the recent trend of significant redemptions associated with DeSPAC transactions, discuss the likelihood that the company will be able to satisfy the 300 round lot holder requirement for continued Nasdaq listing following the Business Combination.
Basis for Golden Path Board of Director's Recommendation - Fairness Opinion, page 89

7. We note that the projections considered by the financial advisor include revenue and other financial projections for the year ended December 31, 2021 and that these projections were not in line with actual results. Update the Board's consideration of the fairness opinion to discuss whether the Board revisited the projections in relying upon the financial advisor's opinion and in making its recommendation to approve the Business
         Combination.
General

8.       We note as per amendment no. 1 to the Merger Agreement that MC
Hologram has
         provided June 30, 2022 financial statements to Golden Path. Tell us why this information has not been provided in the proxy statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Shaosen Cheng
Golden Path Acquisition Corp
August 9, 2022
Page 3

        You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                         Sincerely,
FirstName LastNameShaosen Cheng
                                                         Division of
Corporation Finance
Comapany NameGolden Path Acquisition Corp
                                                         Office of Technology
August 9, 2022 Page 3
cc:       Bill Huo, Esq.
FirstName LastName